UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Amerisafe, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

03071H100
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03071H100

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Credit Suisse, on behalf of the Investment Banking division
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☒

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
SWITZERLAND
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 885,517
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 885,517

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,517

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%

12		TYPE OF REPORTING PERSON BK

Item 1.

(a)	Name of Issuer: Amerisafe, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2301 Highway 190 West, DeRidder, LA 70634
Item 2.

(a)	Name of Person Filing: Credit Suisse, on behalf of the Investment Banking division. See Schedule I.

(b)	Address of Principal Business Office or, if none, Residence: Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

(c)	Citizenship: Switzerland

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 03071H100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

(e)	[ ]	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	[ ]	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	[ ]	Group in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned: See response to Item 9 on page 2.
(b)	Percent of Class: See response to Item 11 on page 2.
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See response to Item 5 on page 2.

(ii) Shared power to vote or to direct the vote:
See response to Item 6 on page 2.

(iii) Sole power to dispose or to direct the disposition of:
See response to Item 7 on page 2.

(iv) Shared power to dispose or to direct the disposition of:
See response to Item 8 on page 2.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company See Schedule I.
Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.
Item 10.	Certification Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2006

CREDIT SUISSE, on behalf of the INVESTMENT BANKING division

By:	/s/ Ivy Dodes
Name:	Ivy Dodes

Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”) (the “Reporting Person”). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG and its consolidated subsidiaries are comprised of the Bank and the Winterthur division (the “Winterthur division”). In addition to the Investment Banking division, the Bank is comprised of the Asset Management division (the “Asset Management division”) and the Private Banking division (the “Private Banking division”). The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. The Winterthur division provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division) may beneficially own securities to which this statement relates (the “Shares”) and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division.